EXHIBIT 8.1
List of “significant subsidiaries” of Petrobras Energía Participaciones S.A.
as defined in Rule 1-02(w) of Regulation S-X
1.	Petrobras Energía S.A. (Argentina)

2.	World Fund Financial Services (Grand Cayman)

3.	Petrobras Financial Services Austria GMBH (Austria)

4.	Petrobras Energía Perú S.A. (Perú)

5.	Petrobras Valores Internacional de España S.A. (España)

6.	Petrobras Energía Internacional S.A. (Argentina)

7.	Petrobras Energia Sucursal Ecuador (Ecuador)

8.	Ecuadortlc S.A. (Ecuador)